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                               June 10, 2024

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       18575 Jamboree Road, Suite 830
       Irvine, California 92612

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May
13, 2024
                                                            File No. 377-07226

       Dear Curtis Allen:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed May 13, 2024

       Prospectus Summary
       Our Company, page 1

   1. You disclose that from 2020 to 2023, you "experienced significant growth in operations."
                                                        Please provide
additional quantitative or qualitative information to support this conclusion.
       Business Strategy
       Direct Drilling Operations, page 2

   2. You disclose here that you estimate that your direct drilling operations will require approximately
$150,000,000 in additional capital throughout 2024 and that this need will be met by your capital
contributions to PhoenixOp which funds include loans and
                                                        offerings of debt
securities. In addition to the potential net proceeds from this offering of
                                                        Notes, update your
disclosure to include as of the most recent practicable date, the
 Curtis Allen
Phoenix Capital Group Holdings, LLC
June 10, 2024
Page 2
         amounts available under your current and potential sources of financing, including under the ANB Credit Agreement, the Adamantium Loan Agreement, and your offerings of debt securities pursuant to Regulation D.
Company Structure, page 4

3. We note your corporate structure chart. Please identify your other subsidiaries or tell us why you do not believe this disclosure is material to investors. Prospectus Summary
Summary of Reserve, Production, and Operating Data
Summary of Reserves, page 16

4. Please revise your presentation to resolve an apparent inconsistency in the disclosure relating to your estimated total proved reserves. There appears to be a typographical error relating to the line item for PV10 compared to the presentation provided on page 84.
5. Please revise your disclosure to remove the reference to a standardized measure of discounted future net cash flows from probable reserves as the guidelines in FASB ASC
         932-235-50-30 do not extent to nonproved reserves. This comment also applies to the disclosure on page 84.
Risk Factors
The development of our estimated proved undeveloped reserves..., page 26

6. Please expand your risk factor to additionally address the funding for your probable undeveloped reserves. As part of your expanded disclosure, please provide the total dollar amounts of future development capital required for the proved undeveloped reserves and separately for the probable undeveloped reserves disclosed as of December 31, 2023.
         Refer to Rule 4-10(a)(26) of Regulation S-X.
Estimated reserves do not represent a measure of fair value..., page 27

7. Please expand your risk factor to additionally reference your estimated probable
FirstName LastNameCurtis Allen
       undeveloped reserves. This comment also applies to comparable disclosure under the risk
Comapany    NamePhoenix
       factor             CapitaltoGroup
              on page 34 relating         Holdings,
                                    identified      LLCdrilling locations and
to the risk factor on
                                               potential
       page
June 10, 202439Page
                relating
                     2 to the estimated reserves based on the Company   s
software technology.
FirstName LastName
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany
June       NamePhoenix Capital Group Holdings, LLC
     10, 2024
June 10,
Page 3 2024 Page 3
FirstName LastName
Use of Proceeds, page 52

8. We note you disclose the expected use of net proceeds but state that you cannot "set out with certainty the specific allocations or all of the particular uses for the net proceeds." Please disclose the order of priority for your intended use of proceeds. If the priority is reflected in the order in which the uses have been listed, please state as much.
         Refer to Instruction 1 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended
December 31, 2022, page 61

9. You disclose you began operating as two segments, Phoenix Capital and Phoenix
         Operating, in 2023. Please revise your discussion of changes in your results of operations to address each reportable segment in accordance with Item 303(b) of Regulation S-K.
10. When describing the changes in your results of operations, please specifically identify and quantify the key drivers contributing the material changes for revenues and expenses in each period. In this regard, we note you recognized an increase in revenue and depletion during the year ended December 31, 2023. Please address the changes in volumes and prices that resulted in these increases and provide further details on the timing and impacts of acquisitions during the period. Please also expand your discussion to quantify and address specific drivers related to the increase in advertising and marketing expense, and interest expense. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.
Business
Drilling Results, page 79

11. We note your disclosure of the drilling results for each of the last three fiscal years appears to represent the total cumulative number of gross and net productive wells drilled as of December 31, 2021, 2022 and 2023 rather than the number of wells drilled during the fiscal year. Please revise your disclosure as needed to comply with the requirements in
         Item 1205 of Regulation S-K or tell us why a revision is not needed.
12. We also note disclosure under this section indicating PhoenixOp drilled a total of 10 net productive wells as of March 31, 2024. Please expand your discussion to provide the number of gross wells drilled. Also, disclose any additional wells in the process of being drilled or completed and any other related activities of material importance as of the end of the most recent fiscal year or a date as close as reasonably possible to your current filing. Refer to the disclosure requirements for Present Activities under Item 1206 of
         Regulation S-K.
Acreage of Mineral and Royalty Interests, page 80

13. Please expand or modify your disclosure of developed and undeveloped mineral and royalty acreage to additionally provide this information for your working interest acreage,
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany
June       NamePhoenix Capital Group Holdings, LLC
     10, 2024
June 10,
Page 4 2024 Page 4
FirstName LastName
         if any, as of December 31, 2023. This comment also applies to the disclosure under the section Acreage Expirations. Refer to the disclosure requirements in Items 1208(a) and (b)
         of Regulation S-K.
Wells, page 80

14. Please expand or modify your summary table to separately present the number of total gross and net oil wells separately from the number of total gross and net gas wells to comply with the disclosure requirements in Item 1208(a) of Regulation S-K. Also clarify
         that the wells presented represent    productive wells    as defined
by Item 1208(c)(3) of
         Regulation S-K.
Evaluation and Review of Estimated Proved Reserves, page 81

15. We note disclosure on page 82 indicating you do not have the ability to accurately estimate when or if undeveloped reserves under your mineral and non-operated interest holdings will be extracted and only estimate the reserves that have a clear line of sight to being extracted as proved reserves with the remainder of the reserves being categorized as probable reserves. Please explain to us your rationale for assigning the probable undeveloped reserves disclosed as of December 31, 2023. Refer to Rule 4-10(a)(31)(ii) of
         Regulation S-X and question 131.04 in our Compliance and Disclosure Interpretations
         (   C&DIs   ) regarding Oil and Gas Rules in preparing your response.
Oil and Natural Gas Reserves, page 84

16. Please expand the disclosure relating to your proved undeveloped reserves to include the information required by Items 1203(b) and 1203(c) of Regulation S-K. Oil and Natural Gas Production and Prices and Production Costs, page 86

17. Please expand your disclosure to present net production by final product sold for each field, basin or operational area that contains 15% or more of your total proved reserves at fiscal yearend. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X. Security Ownership of Certain Beneficial Owners and Management, page 108

18. Please revise to clarify the percentage of economic interest in Lion of Judah Capital that is held by Adam Ferrari.
Index to Financial Statements, page F-1

19. We note the audited financial statements as of and for the year ended December 31, 2022 included in your draft registration statement and the Form 1-K filed April 30, 2024 do not agree to the audited financial statements for the same period included in the post qualification amendment on Form 1-A filed on March 18, 2024. Please provide the following:
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany
June       NamePhoenix Capital Group Holdings, LLC
     10, 2024
June 10,
Page 5 2024 Page 5
FirstName LastName

                Explain the reasons for the changes in your historical financial statements, including a detailed explanation of the change in each line item.
                To the extent your financial statements have been restated due to a correction of an error, tell us how you considered the guidance in ASC 250-10-45-22 through 45-24 and ASC 250-10-50-7 through 50-10 when filing the Form 1-K on April 30, 2024 and your draft registration statement. To the extent necessary, please amend the Form 1-K to provide the relevant disclosure under this guidance and similarly revise the disclosures in the registration statement.
                Consult with your auditors regarding reference to the restatement in their audit report and their consideration of AS 2820.16 and AI 23.66, providing a revised report as necessary.
Phoenix Capital Group Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements, page F-8

20. Please expand your disclosure to include the information, as applicable, in FASB ASC
         932-235-50-3 through 50-36 for the fiscal years ended December 30, 2023 and 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1.
         For additional guidance, refer to Item 303(b)(1)(a) of Regulation S-K and the examples of the presentation formats that may be used to disclose the required information shown in
         FASB ASC 932-235-55-1.
Note 15 - Segments, page F-23

21.      You disclose on page F-9 that the Company   s performance is based on
the operating profit
         of each segment. Please tell us how you define segment operating profit and disclose this measure for each segment and the nature of any differences between the measurements of the reportable segments' profits or losses and your consolidated income before taxes. In addition, please provide comparative segment disclosures for the year ended December
         31, 2022. Please refer to FASB ASC paragraphs 280-10-50-22, 50-29(b) and 50-30(b).
Exhibits

22.      Please file the Adamantium Loan Agreement dated as of September 14,
2023, as
         amended, as an exhibit to your registration statement. Refer to Item 601(b)(10) of
         Regulation S-K.
General

23. We note that various material terms of the notes, including the maturities, will not be determined until a prospectus supplement is filed. Please provide your analysis as to why the proposed offering may be conducted under Rule 415.
        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters.
 Curtis Allen
Phoenix Capital Group Holdings, LLC
June 10, 2024
Page 6

For questions regarding comments on engineering matters, you may contact John Hodgin at 202-
551- 3699. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



FirstName LastNameCurtis Allen                           Sincerely,
Comapany NamePhoenix Capital Group Holdings, LLC
                                                         Division of
Corporation Finance
June 10, 2024 Page 6                                     Office of Energy &
Transportation
FirstName LastName